Jacobs Engineering Group Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

November 9, 2017

VIA EDGAR

Mr. Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549-7010

Re:	Jacobs Engineering Group Inc.
Registration Statement on Form S-4
File No. 333-220524
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Ingram,

Reference is made to the Registration Statement on Form S-4 (File No. 333-220524), as amended (the “Registration Statement”), filed by Jacobs Engineering Group Inc. (“Jacobs”) with the U.S. Securities and Exchange Commission. Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jacobs hereby requests acceleration of the effective date of the Registration Statement to 11:00 a.m., Eastern time, on November 9, 2017, or as soon thereafter as it is practicable.

If the Staff has any questions or comments concerning this letter, or if you require additional information, please feel free to contact Chris Ewan of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8875 or via e-mail at christopher.ewan@friedfrank.com.

[Signature Follows]

Very truly yours,

Jacobs Engineering Group Inc.

By:	/s/ Kevin C. Berryman
Name:	Kevin C. Berryman
Title:	Executive Vice president and Chief Financial Officer